For Period Ended 12/31/96
File No. 811-8274


Item 77C.   Submission of Matters to a Vote of Security Holders


      At the special meeting held on October 16, 1996, Registrant's shareholders voted on certain matters described in the proxy solicitation materials that were furnished to contract holders and filed with the Securities and Exchange Commission by letter dated September 26, 1996.

      These matters included the following proposals: (i) to approve new investment sub-advisory agreements between Massachusetts Mutual Life Insurance Company ("MassMutual") and David L. Babson and Company Incorporated; (ii) to elect six Trustees; and (iii) to ratify the selection of Coopers & Lybrand as independent accountants for the fiscal year ending December 31, 1996.

      All of the above-listed proposals were approved by the shareholders according to the attached voting certificate which sets forth the vote totals for each proposal.

      Richard H. Ayers, David E.A. Carson, Richard G. Dooley, Richard W. Greene, Beverly C.L. Hamilton, and F.William Marshall, Jr. were elected as Trustees at the special shareholder meeting. Gary E. Wendlandt, Ronald J. Abdow, Mary E. Boland, Charles J. McCarthy, John V. Murphy and John H. Southworth are the other Trustees as of the date hereof.